August 3, 2005

      Mail Stop 4561

Douglas W. Wamsley
Executive Vice President
WebMD Health Holdings, Inc.
224 West 30th Street
New York, NY 10001

      Re:	WebMD Health Holdings, Inc.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed July 14, 2005
		File No.  333-124832

Dear Mr. Wamsley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy that you provided to us.
Form S-1
General
1. We note your response to prior comment 17, that the Class A common shares underlying the Class B shares to be issued to your parent should not be integrated with the public offering of Class A common shares. However, the anticipated recapitalization and conversion of existing share capital to Class B common appears to be linked to the contribution of assets by your parent to the company and both transactions are clearly being undertaken in anticipation of this offering. With regard to the five factor test, the shares underlying
Class B are in the same class of shares being registered here and the two offerings appear to be part of a single plan of financing (since the public sale of Class A shares could not take place without a contribution of assets by your parent). Please provide us with additional analysis as to why the offerings should not be integrated.
2. We note your response to prior comment 8, that Manhattan Research does not have to file a written consent for the use of its reports pursuant to Section 7 of the Securities Act. However, Section 7 requires consent from any person named as having prepared a non-public report used in connection with the registration statement, even if that person did not prepare the report specifically for use in the registration statement. Please provide the required consent or tell us why compliance would be impracticable.
3. We note your response to prior comments 8, 12 and 16 and have the following additional comments:
* Please omit repeated references to your brand or website "environment" as "trusted" and to information on your website as "high quality" or "innovative." In general, we find the disclosure in your summary to be overly reliant on marketing language and the additional material provided to us does not directly support your assertions. Please revise your summary disclosure to focus on the material facts of the offering. Refer to the instruction to Item 503(a) of Reg. S-K.

* In your business section, please explain differences between the comScore Media Metrix report and the information on page 26 of Manhattan Research`s Health Forum 2004 report, both appearing in Tab
B-7. Explain why the Manhattan Research report breaks out traffic information for Yahoo! Health but not for other providers, which appear to represent significant alternative consumer health destinations. Also, explain why AOL Health is broken out separately in the comScore report yet, from page 1 of your prospectus, appears to be a part of your WebMD Health Network.

* On page 2, in the first reference to Manhattan Research, please identify the studies you are referring to, make it clear that you are a client of the firm and that you pay for access to the studies and indicate which studies you initiated and how you used them.

* We note from pages 2, 3 and 4 your assertion that the WebMD
Health
Network provides advertisers with an "efficient and effective" means of advertising. We further note from page 3 your assertion regarding your "track record" of providing advertisers with a "more efficient use" of advertising dollars. Please omit or provide direct and tangible support for these statements.

* On page 2, please omit the assertion that Medscape from WebMD is the information source most recommended by physicians to their peers.
Supplemental information contained in Tab B-6 does not appear to provide direct support for this assertion.

* We were unable to locate support in Tab B-10 for your claim on page
2 regarding the money spent by "consumer products companies" on advertising in 2004. Please direct us to this support or revise accordingly. Also, the information in Tab B-14 suggests spending in excess of $18 billion, as opposed to $10 billion. Please explain the discrepancy.

* On page 2, please eliminate the assertion that you have been a "leader" in enabling the transition to the Internet in the healthcare industry. Supplemental information provided in Tab B-9 does not appear to provide direct support for this assertion.

* On page 2, where you assert that the WebMD Health Network is "the leading" online health destination, please explain briefly what measure your are using.

* On pages 3 and 4, please omit the references to "good" working relationships with a "significant" number of advertisers or provide direct and tangible support, including balancing disclosure of the number of relationships you do not consider to be "good" and why.

* On page 3, please omit the assertions regarding the increasing use of online services to provide healthcare information.
Supplemental
information contained in Tab B-11 does not appear to provide direct support for this assertion. Moreover, the information in Tab B-15 does not appear to address the use of online decision aids, per se.

Summary, page 1
4. Please remove the cross reference from the italicized portion of your summary. Information necessary to understand industry terms used in the summary, including "unique user," "page view" and "aggregate page views," should be included in the body of the summary or the terms should be omitted. Refer to Rule 421 of Reg. C.


Our Strengths, page 3
5. Much of the information in this section (including numerous references to cost-efficiency and trust) merely repeats information contained in the first three pages of your summary. Please eliminate these redundancies. Also, the first and second bullet points contain too much detail for the summary. Please restrict discussion of the
Consumer Health WebWatch and comScore Media Metrix reports to your business section.

Our Strategy, page 4
6. On page 5, please explain what you mean by "successfully integrating" companies you acquired. Disclose the criteria you use to gauge the success of an integration and whether you have ever failed to satisfy them.

Risks and Challenges That We Face, page 5
7. Please explain why you might not be able to retain users of your websites. In the second bullet point, please explain the kinds of regulatory changes that would not be good for your business. In the third bullet point, please be more specific about your competitors.
Are you referring to other portals, to healthcare providers or some other kind of business? Also, please discuss risk associated with your reliance on competitors, including AOL, and the risk of the increased cost of driving users to your public portals. These risks should also be covered in more detail in your risk factors section, to the extent you have not already done so.
8. Please revise to eliminate the cross reference at the bottom of the page. Instead, please include a thorough discussion of risks (both here and, to the extent you have not already done so, in your risk factors section) related to conflicts of interest involving your parent. We note your response to prior comments 9 and 17, that no conflicts of interest are associated with these pre-offering transactions between you and your parent. However, all of these transactions clearly contemplate the public offering and the mere timing of a transaction to close before the offering does not insulate it from potential conflicts. Accordingly:
* Please discuss conflicts of interest relating to the fact that you did not obtain independent appraisals of the assets contributed by your parent, which may be worth less than historical cost. Please note, lack of an appraisal raises a risk factor regardless of whether the transfer of assets by your parent and issuance of Class B common stock to your parent are considered to be a sale for accounting or legal purposes. The risk involves the transparency of an asset`s value, not the nature of the transfer.
* Please discuss conflicts of interest resulting from the fact that your key service provider (your parent) will also be your majority shareholder and the fact that some of your directors and senior executives will, apparently, hold interests in both you and your parent.
* Please relocate your discussion of the non-arm`s-length nature of the service and other agreements, and the concomitant risk of overpayment or other disadvantageous terms, from page 7 to this section on conflicts of interest and be more specific about the risks to investors.

* Please discuss risk related to your parent`s control over and ability to sell its stake in your company, including the risk of a change in control and pricing pressure as a result of future stock sales by your parent.

Risk Factors, page 10

We face significant competition for our products..., page 12
9. We note your response to prior comment 25. Please revise to discuss with more specificity the risk related to your reliance on actual or potential competitors, such as AOL, for sales or marketing purposes.

If we are unable to provide high quality healthcare content..., page
13
10. We note your reliance on rights to utilize the ACP and ACS names in the titles of two of your publications. Please be sure to discuss these rights in your section on Intellectual Property on page 78.

We expect that accounting for employee stock options..., page 14
11. Please revise the title to make it clear that the impact would be negative.

The ongoing Department of Justice Investigation..., page 24
12. We note your response to prior comment 32, that your parent intends to indemnify you against liabilities related to the investigation and, as a result, you have not included risk factor analysis if the investigation were to implicate your business.
The
existence of an indemnification agreement does not eliminate risk. As you note on page 28, in discussing risk related to your prior relationship with your parent, you are exposed to risk where your "Parent cannot or will not make the required payment" under an indemnification agreement. Moreover, as your majority shareholder, claims against your parent could lead your parent to sell off some or all of its stake in you, which could have a negative impact on your share price. Please revise this risk factor to remove mitigating discussion of your parent`s cooperation with investigators (this repeats information found elsewhere) and to include discussion of risk in the event the investigation implicates you or your managers.

If certain transactions occur with respect to our common..., page
28
13. Please describe the transactions with specificity.

If our Parent has taxable income, a portion of our net..., page 28
14. Please quantify the portion of your tax loss carry forwards that your parent may use before it uses it own and clarify whether this is something your parent must do or simply may do, at it discretion. Also, please clarify whether you may utilize those carry forwards before your parent, in the event that your parent is unable or chooses not to use them itself.

Our Use of Certain Measures of Usage of the WebMD Health Network, page 33
15. We note your reliance on an internal technology tool to calculate your unique user base. We further note, from Tab B-3, your use of third-party sources of user information. Please discuss any discrepancies between your internal traffic figures and those calculated by third-parties. In this regard, we note that your "key measures report" indicates total unique May 2005 visitors of 15 million. This is significantly less than the "average" 2005 visitors of 23 million indicated on page 1.

MD&A, page 39

Introduction, page 39

Acquisitions, page 41
16. We note your response to prior comment 39. Please describe the revenue thresholds for HealthShare and the page view thresholds for
MedicineNet and RxList. Please indicate whether any of your acquisitions have failed to meet a contingent payment threshold and, if so, why.

Transactions with Our Parent, page 43
17. Please discuss whether your parent anticipates profiting from fees paid to it by you. Also, please estimate what these fees would have amounted to in past periods, based on your historical financials and the structure of your services agreement, in order to give investors some idea of what they will be going forward.

Three months ended March 31, 2005 and March 31, 2004, page 47
18. Please include a discussion of your total costs and expenses as a percentage of revenue, as you have on pages 49 and 50, and please quantify those percentages in each instance to increase the transparency of your discussion. It appears that this ratio has gone up significantly from 2004. Discuss what this suggests about the cost of incremental revenue in the current period and discuss the trend going forward.

Sales and Marketing, page 48
19. We note that most of the decrease in sales and marketing expenses in this period was attributable to the fact that you have fully amortized costs associated with your AOL agreement. As this is a one-time adjustment, please discuss whether you expect sales and marketing expenses to increase in future periods.

Liquidity and Capital Resources, page 53
20. On page 55, please be more specific about the sufficiency of your cash resources than simply stating that they are adequate for the "foreseeable future."
21. We note from Section 1.5 of Exhibit 10.35 and Sections 1 and 3 of
Exhibit 10.37 that you have made commitments to AOL to purchase in-kind advertising for its use. Please revise you discussion of liquidity to discuss these commitments and tell us whether they are reflected in your table of contractual commitments.

Business, page 57

Our Strategy, page 61

Acquiring complementary online and offline services, page 62
22. We note that you gauge the success of an acquisition by increases in its revenue. Please explain how this comports with your disclosure on page 48, where you state that you only track revenue related to individual acquisitions for 12 months from the closing date.




Strategic Relationships, page 75

AOL Relationship, page 75
23. Please explain briefly why you believe revenues under the agreement are not meeting the minimum guarantee and by how much they have fallen short in past periods.

Fidelity Human Resources Services Company, LLC, page 75
24. Please attach the relevant agreements as exhibits to your registration statement.

Management, page 88

Directors and Executive Officers, page 88

Anthony Vuolo, page 88
25. Please indicate who each of your directors are. Also, please indicate what portion of time you expect Mr. Vuolo to devote to your parent and in what capacity.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.











      You may contact Rachel Zablow at 202-551-3428 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at
202-551-3780 with any other questions.


      Sincerely,



      Elaine Wolff
      Branch Chief


cc:	Stephen T. Giove (via facsimile)


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Douglas W. Wamsley
WebMD Health Holdings, Inc.
August 3, 2005
Page 1